

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer
Roma Green Finance Limited
Flat 605, 6/F., Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

> **Re: Roma Green Finance Ltd**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted May 10, 2023**
> **CIK No. 0001945240**

Dear Luk Huen Ling Claire:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted May 10, 2023

Recent Regulatory Development in the PRC, page 14

1. We note your response to comment 1 and reissue in part. Please clarify if your senior managers in charge of your business operations and management are mostly citizens of the PRC or domiciled in mainland China. We note that your disclosure continues to refer to "PRC natural person" rather than clarifying citizenship or domicile.

Financial Statements, page 115

2.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

	You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Celia Velletri